UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the first quarter results ended July 20, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

September 2, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

COUCHE-TARD CONTINUES TO PLAY ITS GAME WELL DURING THE FIRST QUARTER OF FISCAL 2009

  Revenues increase by 20.9%, reaching $4.3 billion for the first quarter
  Net earnings of $47.2 million or $0.24 per share on a diluted basis, impacted by a nonrecurring income tax expense of $8.3 million ($0.04 per share on a diluted basis) which should be recovered before end of year
  Improvement of motor fuel margins compared with the preceding quarter, but lower than margins recorded during the first quarter of fiscal 2008
  Integration of 286 new company-operated stores during the quarter
  Implementation of a new share repurchase program
TSX: ATD.A, ATD.B

Laval, Quebec, September 2, 2008 – Despite the economic slowdown experienced in the United States and to unfavourable weather in Canada, Alimentation Couche-Tard Inc. continues to grow. During the first quarter, the Company recorded revenues of $4.3 billion, up by $745.5 million or 20.9%.

Net earnings for the 12-week period ended July 20, 2008, was $47.2 million, or $0.24 per share on a diluted basis, down $21.9 million compared with the $69.1 million, or $0.33 per share on a diluted basis recorded last year. During the first quarter, net earnings were impacted by a non-recurring income tax expense of $8.3 million, related to a corporate reorganization. The impact of this nonrecurring income tax expense on the Company’s annual income tax rate should unwind before the end of fiscal 2009 by the realization of related tax benefits.

"We definitely continue to be affected by the consequences of the difficult economic conditions in the U.S.," said Alain Bouchard, Chairman, President and CEO. "Once again, numerous obstacles stood before us, the most important being the economic slowdown and the sharp increase of motor fuel retail prices. These two realities have one thing in common: they negatively affect our volumes as well as our margins since, in this context, consumers are more careful with their spending. Lately, a statistic was brought to my attention, which illustrates this point: according to the U.S. Federal Highway Administration, during June 2008, Americans drove 4.7% less compared with the same period last year. That being said, we believe that because of our strong network and excellent teams as well as our good financial position, we have been able to play our game well and I am confident that we will continue to do so during the next periods," he concluded.

Highlights of the First Quarter of Fiscal 2009

Growth of the Store Network

	12-week period ended July 20, 2008
	Company-
	operated stores	Affiliated stores	Total
Number of stores, beginning of period	4,068	1,051	5,119
Acquisitions	85	-	85
Openings / constructions / additions	201 (1)	19	220
Closures / withdrawals	(15)	(14)	(29)
Number of stores, end of period	4,339	1,056	5,395
(1) Includes stores added to the network through the partnership agreement with Irving Oil.

IMPACT Program During the quarter, Couche-tard also implemented its IMPACT program in 44 company-operated stores. As a result, 58.4% of its company-operated stores have now been converted to its IMPACT program, which gives it considerable opportunity for future internal growth.

Partnership During fiscal 2008, the Company announced the expansion of its existing partnership with Irving Oil Limited (Irving Oil) related to 252 convenience retail sites across Atlantic Canada and New England.

On July 16, 2008, this agreement took effect through the integration with Couche-Tard’s network of 196 new convenience stores, 124 of which operate in the U.S. and 72 in Canada. The Company expects that the remaining stores included in the initial agreement will be integrated with its network before the end of fiscal year 2009. Pursuant to the agreement, Couche-Tard and Irving Oil will share net operating income.

Business acquisitions During the first quarter of fiscal 2009, the Company made the following business acquisitions:

  effective July 8, 2008: acquisition of 70 company-operated stores from Spirit Energy LLC. The acquired stores operate under the Convenient Food Mart banner in the St. Louis Missouri area and nearby central Illinois area, United States;

  effective April 29, 2008: acquisition of 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois area, United States.

Dividends On September 2, 2008, the Board of Directors of Couche-Tard declared a quarterly dividend of Cdn$0.035 per share for the first quarter of fiscal 2009 to shareholders on record as at September 11, 2008, and approved its payment for September 19, 2008. This is an eligible dividend within the meaning of the Income Tax Act.

Share repurchase program Effective August 8, 2008, Couche-Tard implemented a new share repurchase program which allows to repurchase up to 2,693,860 Class A multiple voting shares (representing 5.0% of the 53,877,212 Class A multiple voting shares issued and outstanding as at July 29, 2008) and 14,031,210 Class B subordinate voting shares (representing 10.0% of the 140,312,108 Class B subordinate voting shares of the public float as at July 29, 2008). By making such repurchases, the number of issued Class A multiple voting shares and of Class B subordinate voting shares will be reduced and the proportionate interest of all remaining shareholders in the share capital of the Company will be increased on a pro rata basis. All shares repurchased under the share repurchase program will be cancelled. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange,without charge, by contacting the Corporate Secretary of Couche-Tard at 1600, St-Martin Blvd. East, Tower B, 2nd Floor, Laval, Québec, H7G 4S7.

Under its previous share repurchase program which has expired on August 7, 2008, the Company repurchased a total of 2,125,400 Class A multiple voting shares and a total of 5,949,706 Class B subordinate voting shares.

Subsequent event On August 22, 2008, the Company and Dunkin Brands have come to an agreement to terminate their relationship as master franchise for the Province of Québec with respect to the Dunkin Donuts brand entered into on August 28, 2003. Pursuant to the agreement between the parties, the termination process will occur during the next 12-18 months and will not result in any material impact on the financial results of the Company. The Company will remain franchisee and will operate its actual Dunkin Donuts corporate network of 22 sites. After evaluating its strategic development, the Company has decided to focus its food service offer through its proprietary brands and its existing QSR network.

Exchange Rate Data
The Company reports in US dollars given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended
	July 20, 2008	July 22, 2007
Average for period (1)	0.9910	0.9313
Period end	0.9943	0.9537
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following table highlights certain information regarding Couche-Tard’s operations for the 12-week periods ended July 20, 2008, and July 22, 2007:

(In millions of US dollars, unless otherwise stated)	12-week periods ended
	July 20, 2008	July 22, 2007	Variation %
Statement of Operations Data:
Merchandise and service revenues (1):
United States	857.8	838.5	2.3
Canada	444.2	424.1	4.7
Total merchandise and service revenues	1,302.0	1,262.6	3.1
Motor fuel revenues:
United States	2,622.5	2,022.3	29.7
Canada	394.5	288.6	36.7
Total motor fuel revenues	3,017.0	2,310.9	30.6
Total revenues	4,319.0	3,573.5	20.9
Merchandise and service gross profit (1):
United States	277.9	273.8	1.5
Canada	157.5	147.5	6.8
Total merchandise and service gross profit	435.4	421.3	3.3
Motor fuel gross profit:
United States	101.0	109.5	(7.8)
Canada	21.7	18.2	19.2
Total motor fuel gross profit	122.7	127.7	(3.9)
Total gross profit	558.1	549.0	1.7
Operating, selling, administrative and general expenses	423.1	393.9	7.4
Depreciation and amortization of property and equipment and other assets	42.9	37.7	13.8
Operating income	92.1	117.4	(21.6)
Net earnings	47.2	69.1	(31.7)
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.4%	33.4%	-
United States	32.4%	32.7%	(0.3)
Canada	35.5%	34.8%	0.7
Growth (decrease) of same-store merchandise revenues (2) (3):
United States	0.0%	3.5%
Canada	(0.7%)	5.4%
Motor fuel gross margin(3):
United States (cents par gallon):	15.55	16.73	(7.1)
Canada (Cdn cents per litre)	5.53	5.00	10.6
Volume of motor fuel sold (4):
United States (millions of gallons)	675.6	685.2	(1.4)
Canada (millions of litres)	395.9	390.6	1.4
Growth (decrease) of same-store motor fuel volume (3):
United States	(4.5%)	(1.8%)
Canada	2.8%	7.6%
Per Share Data:
Basic net earnings per share (dollars per action)	0.24	0.34	(29.4)
Diluted net earnings per share (dollars per action)	0.24	0.33	(27.3)

	July 20, 2008	April 27, 2008	Variation $
Balance Sheet Data:
Total assets	3,493.1	3,320.6	172.5
Interest-bearing debt	871.1	842.2	28.9
Shareholders’ equity	1,297.1	1,253.7	43.4
Ratios:
Net interest-bearing debt/total capitalization (5)	0.34:1	0.33:1
Net interest-bearing debt/EBITDA (6)	1.44:1(7)	1.29:1
1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
6.	This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.
7.	This ratio was standardized over a period of one year. It includes the results of the first quarter of the year ending April 26, 2009 as well as the second, third and fourth quarters of the year ended April 27, 2008.

Operating Results

Revenues amounted to $4.3 billion in the first quarter of 2009, up $745.5 million, for an increase of 20.9%, of which $674.9 million is related to the increase in motor fuel retail prices, $86.8 million is attributable to the major acquisitions and $49.5 million was generated by the 6.4% appreciation of the Canadian dollar against its U.S. counterpart. These positive factors were partially offset by the decrease in volume of motor fuel sold. The proportion of Couche-Tard’s business in the United States was 80.6% compared with 80.1% last year.

More specifically, the growth of merchandise and service revenues for the first quarter was $39.4 million or 3.1%, of which $16.5 million was generated by the major acquisitions and $26.2 million was generated by the appreciation of the Canadian dollar against its U.S. counterpart. Regarding internal growth, as measured by the growth in same-store merchandise revenues, it remained stable in the United States and decreased by 0.7% in Canada. The absence of internal growth in the U.S. illustrates the economic slowdown in some regions, especially in the southern part of the country. The situation was magnified by a significant rise of 31.2% in the average retail price at the pump, leaving that much less margin on consumers’ personal disposable income for in-store purchases. In the same manner, a tightened application of immigration laws in Arizona noticeably affected sales within the business unit whose stores had a strong concentration of Hispanic consumers. Lastly, in an effort to maintain and even improve its position, despite the negative effect of the unfavourable economic conditions, Couche-Tard continued to implement one of its key success factors: its IMPACT program. As for the Canadian market, its Western Canada business unit contributed positively to the growth by applying a strategy with regards to tobacco products, which differentiates it from competitors and allows it to be identified as the place to go to purchase tobacco products. In its Eastern and Central Canada business units, the decrease in internal growth was due to unfavourable weather conditions and the negative effect of smuggling on tobacco products.

Motor fuel revenues increased $706.1 million or 30.6% in the first quarter, of which 95.6% stems from a higher average retail price at the pump in its U.S. and Canadian company-operated stores, as shown in the following table, beginning with the second quarter of the year ended April 27, 2008:

					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 20, 2008
United States (US dollars per gallon)	2.73	2.96	3.22	3.91	3.18
Canada (Cdn cents per litre)	92.35	95.92	103.69	122.66	103.25
52-week period ended July 22, 2007
United States (US dollars per gallon)	2.61	2.26	2.52	2.98	2.60
Canada (Cdn cents per litre)	89.87	80.27	90.11	98.49	89.22

The major acquisitions contributed 17.9 million additional gallons in the first quarter, or $70.3 million in revenues. The appreciation of the Canadian dollar against its U.S. counterpart was also responsible for $23.3 million of the increase. Same-store motor fuel volume fell 4.5% in the United States and rose 2.8% in Canada. In the United States, the negative performance is mainly due to poor economic conditions in the southern part of the country and to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump. Lately, a press release published by the U.S. Federal Highway Administration (FHA) reported that Americans drove 4.7% less in June 2008 compared with the same period last year. This represents the most important decline ever recorded. During this month, crude oil prices increased from approximately $126 to $143 per barrel. In Canada, the growth is considered to be excellent taking into account the 24.5% increase in motor fuel retail prices and the unfavourable weather conditions experienced during the quarter. The growth is therefore mainly due to a more focused pricing strategy in Ontario, combined with the popularity of the CAA program in Quebec. In addition, in Canada, these positive factors were partially offset by the slowdown in Alberta’s economic growth.

Merchandise and service gross margin was 33.4% in the first quarter of 2009, identical to the corresponding period of 2008. In the United States, the gross margin was 32.4%, a slight decrease from 32.7% the previous year. Recently, the cost of certain products increased following the overall increase in the cost of certain commodities on the worldwide market. However, considering certain competitive aspects and the diminished buying power of its clients, Couche-Tard has not always been able to instantaneously and completely transfer the full price increase to the consumer. As a result, the gross margin of certain products was impacted. Major acquisitions that have a lower gross margin than the existing network also had a negative impact on the overall gross margin in the U.S., but it should improve following the implementation of its integration strategies. Finally, certain of its U.S. markets experienced cigarettes cost increases which were not transferred instantaneously and completely, given the factors stated previously. In Canada, the margin increased by 0.7% to 35.5%, resulting mainly from amounts pursuant to adjustments to obligations towards its dealers in the Western Canada division. Excluding this non-recurring benefit, the gross margin was 35.0%, an increase of 0.2% compared with the corresponding period of fiscal 2008.

The motor fuel gross margin for the company-operated stores in the United States decreased 1.18¢ per gallon, from 16.73¢ per gallon last year to 15.55¢ per gallon this year. In Canada, the margin rose, reaching Cdn5.53¢ per litre compared with Cdn5.00¢ per litre in fiscal 2008.

The motor fuel gross margin of its company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, beginning with the second quarter of the year ended April 27, 2008 were as follows:
(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 20, 2008
Before deduction of expenses related to electronic payment modes	13.04	14.38	10.02	15.55	13.31
Expenses related to electronic payment modes	3.82	3.98	4.02	5.07	4.20
After deduction of expenses related to electronic payment modes	9.22	10.40	6.00	10.48	9.11
52-week period ended July 22, 2007
Before deduction of expenses related to electronic payment modes	20.73	13.19	13.12	16.73	15.61
Expenses related to electronic payment modes	3.77	3.12	3.59	4.15	3.62
After deduction of expenses related to electronic payment modes	16.96	10.07	9.53	12.58	11.99

As we can observe in the table above, for the first quarter of fiscal 2009, motor fuel gross margin, net of expenses related to electronic payment modes is down by 2.10¢ per gallon compared with the same period last year, which represents a negative impact of approximately $14.2 million before income taxes.

Operating, selling, administrative and general expenses rose 7.4% compared with last year. The increase in expenses related to electronic payment modes accounts for 1.8% and the increase in the average store count (excluding Irving Oil sites) accounts for 1.3%. The remaining difference, which is 4.3%, is attributable, in great part, to the normal increase of the Company’s operating expenses mainly caused by inflation.

Earnings before interests, taxes, depreciation and amortization [ EBITDA ]1 was $135.0million, down 13.0% compared with last year. Major acquisitions contributed to EBITDA for an amount of $2.5 million.

[1] Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate the Company’s operating and financial performance. Note that the Company’s definition of this measure may differ from the ones used by other companies.

The increase in depreciation and amortization of property and equipment and other assets stems primarily from investments made in 2008 and in the first quarter of 2009 through acquisitions and the ongoing implementation of the IMPACT program in its network, partially offset by sale and leaseback transactions completed during fiscal 2008.

Financial expenses decreased by $5.2 million compared with last year. The decrease is primarily due to the combined decrease in its average borrowings and interest rates.

Income tax rate for the first quarter of 2009 is 42.6%, up from the 32.5% posted last year. In the first quarter of fiscal 2009, Couche-Tard elaborated a corporate reorganization which took effect on July 31, 2008. Accordingly, a $8.3 million income tax expense has been recognized during the first quarter while the tax benefits should be recorded during the subsequent periods of the current fiscal year and unwind the effect of the first quarter. The reorganization should also have a positive effect on the upcoming fiscal years income tax rate. Excluding this non-recurring item, the income tax rate of the first quarter of fiscal 2009 is 32.6%.

Net earnings was $47.2 million, which equals $0.24 per share (same on a diluted basis), compared with $69.1 million last year, a decrease of $21.9 million or 31.7%.

Liquidity and Capital resources
The sources of liquidity remain unchanged compared with the fiscal year ended April 27, 2008, with the exception of its new term revolving unsecured operating credit of a maximum amount of $310.0 million described above.

With respect to its capital expenditures and the acquisitions carried out in the first quarter, they were financed using available cash flow. The Company expects that its cash available from operations together with borrowings available under its revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet its liquidity needs in the foreseeable future.

Its credit facilities have not changed with respect to their terms of use since April 27, 2008. As at July 20, 2008, $529.9 million of the Company’s term revolving unsecured operating credits had been used ($515.0 million for the US dollars portion and $14.9 million for the Canadian dollars portion) and the weighted average effective interest rate was 3.10% for the US dollar portion and 3.75% for the Canadian dollars portion. The Company also has a $330.7 million subordinated unsecured debt (nominal value amounting to $350.0 million, net of attributable financing costs of $11.1 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt) bearing interest at an effective rate of 8.23% (6.98% taking into account the effect of the interest rate swaps described above) and maturing in 2013. In addition, standby letters of credit in the amount of Cdn$0.8 million and $17.9 million were outstanding as at July 20, 2008.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended
	July 20, 2008	July 22, 2007	Variation $
Operating activities
Cash flows (1)	95.8	106.3	(10.5)
Other	(37.6)	(18.5)	(19.1)
Net cash provided by operating activities	58.2	87.8	(29.6)
Investing activities
Business acquisitions	(65.1)	(53.8)	(11.3)
Purchase of property and equipment, net of proceeds from the
disposal of property and equipment	(32.6)	(34.7)	2.1
Proceeds from sale and leaseback transactions	-	10.7	(10.7)
Other	(2.9)	(1.0)	(1.9)
Net cash used in investing activities	(100.6)	(78.8)	(21.8)
Financing activities
Net increase in long-term debt	29.1	11.7	17.4
Issuance of shares	-	4.1	(4.1)
Net cash provided by financing activities	29.1	15.8	13.3
Company credit rating
Standard and Poor’s	BB	BB
Moody’s	Ba1	Ba1
(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities During the first quarter of fiscal 2009, net cash from operating activities reached $58.2 million, down $29.6 million from the first quarter of fiscal 2008. This decrease is mainly due to the increase in motor fuel inventory costs and increased credit and debit cards accounts receivables driven by higher motor fuel cost and retail prices, growing popularity of electronic payment modes and by inventories acquired from Irving Oil. These elements were partially offset by the increase in accounts payable and income taxes payable.

Investing activities The major investments during the first quarter were the acquisition of the Convenient Food Mart and Speedway stores. Capital expenditures are primarily related to the ongoing implementation of its IMPACT program throughout its network, as well as the replacement of equipment in some of its stores to enhance its offering of products and services as well as the addition of new stores. Also to mention is the acquisition of Irving Oil’s in-store equipment for an amount of approximately $8.0 million.

Financing activities During the first quarter of 2009, its long-term debt increased by $29.1 million to finance the acquisition of the Speedway and Convenient Food Mart stores.

Financial Position
As shown by its indebtedness ratios included in the "Selected Consolidated Financial Information" section and its net cash provided by operating activities, its financial position is excellent.

Its total consolidated assets of $3.5 billion as at July 20, 2008, increased by $172.5 million compared with April 27, 2008. The growth is primarily a result of the increase of:

  $56.0 million in accounts receivable chiefly explained by an increase in credit and debit cards receivable as well as stores added to its network during the quarter;
  $51.8 million in property and equipment, largely due to capital investments and acquisitions of the quarter;
  $47.6 million in inventory, largely due to a jump in cost price of motor fuel, to acquisitions and to inventories acquired from Irving Oil.

Shareholders’ equity amounted to $1,297.1 million as at July 20, 2008, up $43.4 million compared to April 27, 2008.

Summary of Quarterly Results

(In millions of US dollars except for per share data,	12-week
unaudited)	period
	ended
	July 20,					Extract from the 52-week
	2008	52-week period ended April 27, 2008				period ended April 29, 2007
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks
Revenues	4,319.0	3,705.8	4,590.9	3,499.8	3,573.5	2,972.6	3,498.0	2,759.7
Income before depreciation and amortization of property
and equipment and other assets, financial expenses
and income taxes	135.0	63.7	130.6	135.2	155.1	99.0	125.0	149.2
Depreciation and amortization of property and equipment
and other assets	42.9	39.9	53.8	41.1	37.7	34.4	43.3	28.3
Operating income	92.1	23.8	76.8	94.1	117.4	64.6	81.7	120.9
Financial expenses	9.8	9.1	16.7	13.8	15.0	14.4	16.6	8.5
Net earnings	47.2	15.5	50.5	54.2	69.1	33.4	43.7	74.7
Net earnings per share
Basic	$0.24	$0.08	$0.25	$0.27	$0.34	$0.17	$0.22	$0.37
Diluted	$0.24	$0.08	$0.24	$0.26	$0.33	$0.16	$0.21	$0.36

Outlook

In the course of fiscal 2009, Couche-Tard will pursue its investments in order to, amongst other things, deploy its IMPACT program in approximately 350 stores. Excluding major acquisitions, these investments will reach approximately $275.0 million, which the Company plans to finance with its net cash provided by operating activities. Couche-Tard expects to add 200 to 300 company-operated stores through acquisitions.

While Couche-Tard is aware that its results depend on several external factors, including the exchange rate effect and the motor fuel net margin, it believes that its profitability should increase during the current fiscal year.

Finally, in line with its business model, the Company will continue to focus its resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of its growing clientele.

Profile
Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,395 convenience stores, 3,556 of which include motor fuel dispensing, located in 11 large geographic markets, including eight in the United States covering 33 states and three in Canada covering ten provinces. More than 46,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source
Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on September 2, 2008 at 2:30 P.M. (Montreal Time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-733-7571 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available September 2, 2008 from 4:30 p.m. until September 9, 2008 at 11:59 p.m., by dialing 1-877-289-8525 – access code 21243691 followed by the # key. Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)
For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Revenues	4,319.0	3,573.5
Cost of sales	3,760.9	3,024.5
Gross profit	558.1	549.0

Operating, selling, administrative and general expenses	423.1	393.9
Depreciation and amortization of property and equipment and other assets	42.9	37.7
	466.0	431.6
Operating income	92.1	117.4
Financial expenses	9.8	15.0
Earnings before income taxes	82.3	102.4
Income taxes (Note 9)	35.1	33.3
Net earnings	47.2	69.1

Net earnings per share (Note 5)
Basic	0.24	0.34
Diluted	0.24	0.33
Weighted average number of shares (in thousands)	196,727	202,599
Weighted average number of shares – diluted (in thousands)	200,684	208,169
Number of shares outstanding at end of period (in thousands)	196,731	202,817

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Net earnings	47.2	69.1
Other comprehensive income
Changes in cumulative translation adjustments (1)	2.2	40.3
Net change in unrealized gains on available-for-sale financial assets	-	0.1
Other comprehensive income	2.2	40.4
Comprehensive income	49.4	109.5

(1) Includes net gain of $8.7 ($54.5 in 2008) arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its U.S. self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CAPITAL STOCK
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Balance, beginning of period	348.8	352.3
Stock options exercised for cash	-	4.1
Fair value of stock options exercised	-	1.5
Balance, end of period	348.8	357.9

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Balance, beginning of period	15.6	13.4
Stock-based compensation expense (Note 7)	0.8	1.1
Fair value of stock options exercised	-	(1.5)
Balance, end of period	16.4	13.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Balance, beginning of period	775.0	681.9
Impact of changes in accounting policies (Note 2)	-	0.9
Balance, beginning of period, as restated	775.0	682.8
Net earnings	47.2	69.1
	822.2	751.9
Dividends	(6.8)	(5.8)
Balance, end of period	815.4	746.1

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Balance, beginning of period	114.3	97.8
Impact of changes in accounting policies (Note 2)	-	0.4
Balance, beginning of period, as restated	114.3	98.2
Other comprehensive income	2.2	40.4
Balance, end of period	116.5	138.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 20,	July 22,
	2008	2007
	$	$
Operating activities
Net earnings	47.2	69.1
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of
amortization of deferred credits	38.1	33.0
Future income taxes	9.6	5.4
Loss (gain) on disposal of property and equipment and other assets	0.9	(1.2)
Deferred credits	2.3	4.9
Other	4.4	3.4
Changes in non-cash working capital	(44.3)	(26.8)
Net cash provided by operating activities	58.2	87.8

Investing activities
Business acquisitions (Note 4)	(65.1)	(53.8)
Purchase of property and equipment	(35.0)	(39.6)
Increase in other assets	(2.9)	(0.1)
Proceeds from disposal of property and equipment and other assets	2.4	4.9
Proceeds from sale and leaseback transactions	-	10.7
Net cash used in investing activities	(100.6)	(78.8)

Financing activities
Net increase in long-term debt	29.1	11.7
Issuance of shares	-	4.1
Net cash provided by financing activities	29.1	15.8
Effect of exchange rate fluctuations on cash and cash equivalents	0.8	4.8
Net (decrease) increase in cash and cash equivalents	(12.5)	29.6
Cash and cash equivalents, beginning of period	216.0	141.7
Cash and cash equivalents, end of period	203.5	171.3

Supplemental information:
Interest paid	14.3	22.9
Income taxes paid	24.9	12.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)
	As at July 20,	As at April 27,
	2008	2008
	(unaudited)
	$	$

Assets
Current assets
Cash and cash equivalents	203.5	216.0
Accounts receivable	307.7	251.7
Inventories	492.1	444.5
Prepaid expenses	16.7	8.3
Future income taxes	23.1	24.7
	1,043.1	945.2
Property and equipment	1,800.1	1,748.3
Goodwill	405.2	402.6
Trademarks and licenses	170.8	170.3
Deferred charges	14.6	13.8
Other assets	42.4	39.5
Future income taxes	16.9	0.9
	3,493.1	3,320.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	904.9	842.7
Income taxes payable	36.7	18.6
Current portion of long-term debt	1.5	1.2
	943.1	862.5
Long-term debt	869.6	841.0
Deferred credits and other liabilities	264.6	253.8
Future income taxes	118.7	109.6
	2,196.0	2,066.9

Shareholders' equity
Capital stock	348.8	348.8
Contributed surplus	16.4	15.6
Retained earnings	815.4	775.0
Accumulated other comprehensive income	116.5	114.3
	1,297.1	1 253.7
	3,493.1	3,320.6

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and have not been subject to a review engagement by the Company’s external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 27, 2008, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2008 Annual Report (the 2008 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

2009

Inventories

On April 28, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, "Inventories", which replaces Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This new standard aligns accounting for inventories under Canadian GAAP with International Financial Reporting Standards (IFRS).

The adoption of this new Section had no material impact on the Company’s consolidated financial results.

2008

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", which establishes standards for recognition and measurement of financial assets, financial liabilities and nonfinancial derivatives. This new standard must be implemented retroactively without restatement of prior periods financial statements.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 12-week period ended July 22, 2007, the impact is an increase of $0.1 in Other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings. For the 12-week period ended July 22, 2007, the impact is not significant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 "Hedges", which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Note 4 and Note 23 of the consolidated financial statements included in the 2008 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing each other, with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders’ equity to offset the foreign currency translation adjustments on the investments.

As of April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits other long-term liabilities and in a decrease of $14.9 in Long-term debt.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 "Comprehensive Income". This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders’ equity. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and presentation

On April 30, 2007, the Company adopted CICA Handbook Section 3861 "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 "Equity", which replaces Section 3250 "Surplus". This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

3. LONG TERM DEBT

On June 13, 2008, the Company entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $310.0 with an initial maturity, terms and conditions similar to those of the other facility the Company already had as at April 27, 2008 as described in Note 17a) presented in the 2008 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

4. BUSINESS ACQUISITIONS

Effective April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States.

Effective July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. The acquired stores operate under the Convenient Food Mart banner in the St. Louis Missouri area and nearby central Illinois area.

These acquisitions were settled for a total cash consideration of $65.1, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	11.1
Property and equipment	55.6
Other assets	0.4
Total tangible assets	67.1
Liabilities assumed
Accounts payable and accrued liabilities	1.2
Deferred credits and other liabilities	1.3
Total liabilities	2.5
Net tangible assets acquired	64.6
Goodwill	0.5
Total consideration paid, including direct acquisition costs	65.1

The Company expects that the goodwill related to these transactions will be deductible for tax purposes.

5. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended July 20, 2008			ended July 22, 2007

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	47.2	196,727	0.24	69.1	202,599	0.34

Dilutive effect of stock options		3,957	-		5,570	(0.01)

Diluted net earnings available for
Class A and B shareholders	47.2	200,684	0.24	69.1	208,169	0.33

A total of 1,599,839 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 20, 2008. There are 610,645 stocks options excluded from the calculation for the 12-week period ended July 22, 2007.

6. CAPITAL STOCK

As at July 20, 2008, the Company has 53,881,212 (56,175,312 as at July 22, 2007) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 142,849,776 (146,641,334 as at July 22, 2007) outstanding Class B subordinate voting shares each comprising one vote per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

7. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 20, 2008, 9,002,239 stock options for the purchase of Class B subordinate voting shares are outstanding (8,820,715 as at July 22, 2007). These stock options can be gradually exercised at various dates until May 15, 2018, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Four series of stock options totaling 99,500 stock options at exercise prices ranging from Cdn$13.88 to Cdn$15.44 were granted since the beginning of the fiscal year.

For the 12-week period ended July 20, 2008, the stock-based compensation costs amount to $0.8. For the 12-week period ended July 22, 2007, the stock-based compensation costs amount to $1.1.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

❑ risk-free interest rate of 3.42%;
❑ expected life of 8 years;
❑ expected volatility of 32.0%;
❑ expected quarterly dividend of Cdn$0.035 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$5.63 (Cdn$10.06 as at July 22, 2007). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2008 Annual Report.

8. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 20, 2008, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.5. For the corresponding 12-week period ended July 22, 2007, the expense is $1.4. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2008 Annual Report.

9. INCOME TAXES

In the first quarter of fiscal 2009, the Company elaborated a corporate reorganization which took effect on July 31, 2008. Accordingly, a $8.3 million income tax expense has been recognized during the first quarter while the tax benefits should be recorded during the subsequent periods of the current fiscal year and unwind the effect of the first quarter. The reorganization should also have a positive effect on the upcoming fiscal years income tax rate.

10. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended July 20, 2008			ended July 22, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	857.8	444.2	1,302.0	838.5	424.1	1,262.6
Motor fuel	2,622.5	394.5	3,017.0	2,022.3	288.6	2,310.9
	3,480.3	838.7	4,319.0	2,860.8	712.7	3,573.5
Gross Profit
Merchandise and services	277.9	157.5	435.4	273.8	147.5	421.3
Motor fuel	101.0	21.7	122.7	109.5	18.2	127.7
	378.9	179.2	558.1	383.3	165.7	549.0
Property and equipment and
goodwill (a)	1,688.1	517.2	2,205.3	1,619.0	497.5	2,116.5

(a)

Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share and stock option data, unaudited)

11. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and intangible assets", replacing Section 3062, "Goodwill and other intangible assets" and Section 3450, "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 but does not expect it will have a material impact on its consolidated financial statements.